Butterfield Announces Pricing of Registered Offering of $75,000,000 5.25% Fixed to Floating Rate Subordinated Notes due 2028

Hamilton, Bermuda and New York, NY-21 May 2018: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced the pricing of a registered offering of $75 million aggregate principal amount of Butterfield’s 5.25% Fixed to Floating Rate Subordinated Notes due 2028.

Butterfield intends to use the net proceeds from this offering to repay a portion of its outstanding indebtedness and for other general corporate purposes.

The offering is expected to close on or about 24 May 2018, subject to the satisfaction of customary closing conditions.

Sandler O’Neill & Partners and Wells Fargo Securities are acting as the joint book-running managers.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, New York, NY 10020, or by telephone at (866) 805 4128, or from Wells Fargo Securities, LLC, 608 2nd Avenue South, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751, or by email at wfscustomerservice@wellsfargo.com. Electronic copies of these documents are also available on the website of the US Securities and Exchange Commission (the “SEC”), www.sec.gov.

A registration statement relating to these securities has been filed with, and declared effective by, the SEC. This News Release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

-ENDS-

Forward-Looking Statements
This News Release contains forward-looking statements, including with respect to the registered offering. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this News Release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, and asset management. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange and the Bermuda Stock Exchange.

Investor Relations Contact
Noah Fields
Vice President, Investor Relations
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816
Fax: (441) 295 1220
Email: noah.fields@butterfieldgroup.com
or
Media Relations Contact
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com